EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2008
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$501	$805	$1,493	$3,255	$2,341	$(214)
Interest expense (a)	148	162	221	299	379	95
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	(1)	1	(3)	21	12
Amortization of capitalized interest	3	5	10	19	39	13
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4	6	9	13	17	5

Earnings	$656	$977	$1,734	$3,583	$2,797	$(89)

FIXED CHARGES:
Interest expense	$148	$162	$221	$299	$379	$95
Capitalized interest	13	36	79	179	269	85
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4	6	9	13	17	5

Fixed Charges	$165	$204	$309	$491	$665	$185

Preferred Stock Dividends

Preferred Dividend Requirements	$22	$40	$42	$89	$94	$12
Ratio of income before provision for taxes to net income (c)	1.61	1.56	1.57	1.62	1.61	1.63

Subtotal – Preferred Dividends	$36	$62	$66	$144	$151	$19

Combined Fixed Charges and Preferred Dividends	$201	$266	$375	$635	$816	$204

Ratio of Earnings to Fixed Charges	4.0	4.8	5.6	7.3	4.2	(0.5)
Insufficient coverage	$—	$—	$—	$—	$—	$274

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.3	3.7	4.6	5.6	3.4	(0.4)
Insufficient coverage	$—	$—	$—	$—	$—	$293

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.